 EXHIBIT 99.1

Equinox Gold Reports Third Quarter 2019 Financial Results

all dollar figures in US dollars, unless otherwise indicated

VANCOUVER, Oct. 30, 2019 /CNW/ - Equinox Gold Corp. (TSX-V: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") is pleased to report its third quarter 2019 summary financial and operating results. The Company will file its unaudited condensed consolidated interim financial statements ("Q3 Financial Statements") and related management's discussion and analysis ("Q3 MD&A") for the three and nine months ended September 30, 2019 later today, and will host a conference call and live webcast to discuss the results at 8am PT (11am ET) on October 31, 2019. Dial-in and login details are provided at the end of this news release.

"Equinox Gold continues to deliver on its growth strategy, increasing production at Mesquite and Aurizona and announcing the start of Phase 1 construction at Castle Mountain, which will be our third producing gold mine. After a quick ramp-up at Aurizona, the third quarter demonstrated strong earnings and cash flow from our two operating mines, resulting in an increased cash balance and our first quarter of consolidated net income."

Highlights for the three months ended September 30, 2019

Operational and financial highlights

  Achieved commercial production at Aurizona
  No lost-time injuries
  Produced 62,656 ounces ("oz") of gold
  Mine cash costs(1) of $800 per oz sold and all-in sustaining costs ("AISC")(1) of $953 per oz sold
  Sold 62,379 oz of gold, generating revenue of $91.9 million
  Earnings from mine operations of $30.8 million
  Adjusted EBITDA(1) of $38.2 million
    Cash from operations of $38.0 million
  Cash and cash equivalents (unrestricted) increased to $45.5 million from $33.0 million in Q2
  Repaid in full the $20 million short term loan from the Company's Chairman

Development highlights

  Commenced early works Phase 1 construction activity at Castle Mountain
  Initiated Phase 2 Castle Mountain feasibility study
  Re-commenced drilling of the Tatajuba target at Aurizona

Corporate highlights

  Commenced trading on the NYSE American under symbol "EQX"
    Completed a 5:1 share consolidation to pursue the U.S. stock exchange listing

Recent developments

  Commenced full-scale Phase 1 construction at Castle Mountain with an approved $58 million budget
    Expect first gold pour in Q3 2020
  Receipt of $1.0 million cash from Koricancha sale

[1] Cash cost per ounce sold, AISC per ounce sold and adjusted EBITDA are non-IFRS measures. See Non-IFRS Measures and Cautionary Notes.

2019 outlook

  Maintaining 2019 production guidance of 200,000-235,000 oz of gold at AISC of $940-$990/oz of gold sold
    125,000-145,000 oz of gold from Mesquite at AISC of $930-$980 per oz of gold sold
    75,000-90,000 oz of gold from Aurizona at AISC of $950-$1,025 per oz of gold sold
  Updating 2019 non-sustaining capital expenditure guidance
    Total 2019 non-sustaining capital expenditure of $75.6 million comprising expenditures at Mesquite ($8.0 million), Aurizona ($39.6 million) and Castle Mountain ($28.0 million) with $47.8 million spent through September 30, 2019, including:
      Aurizona: $37.6 million on initial capital for construction
      Mesquite: $6.7 million on reserve expansion
      Castle Mountain: $3.5 million on early works Phase 1 construction
  Advancing Tatajuba exploration and underground studies at Aurizona
  Advancing Phase 2 feasibility study at Castle Mountain

Quarterly and YTD highlights from all operations

		Three months ended			Nine months ended
Operating data	Units	September 30, 2019	June 30, 2019	March 31, 2019	September 30, 2019
Gold produced	oz	62,656	26,799	25,310	114,765
Gold sold	oz	62,379	26,856	27,238	116,473
Realized gold price	$/oz	1,473	1,318	1,299	1,397
Mine AISC per oz	$/oz	953	1,017	1,017	983
Profit and loss data
Revenues		$91.9	35.4	35.4	162.7
Earnings from mine operations		$30.8	7.6	7.0	45.4
Net income (loss)		$8.1	(11.5)	(8.3)	(11.8)
Adjusted EBITDA		$38.2	5.6	6.4	50.2
Balance sheet and cash flow data
Cash		$45.5	33.0	24.0	45.5
Operating cash flow before non-
cash changes in working capital		$37.6	(1.1)	3.5	40.0

[1] As at September 30, 2019, the Company adjusted the fair values of heap leach inventory and mineral properties in the Mesquite purchase price allocation to reflect an updated estimate of recoverable ounces in the heaps at the acquisition date. This adjustment results in a decrease in the average cost per ounce of gold in the heap leach inventory as of the acquisition date.  Approximately one-third of production during Q3 2019 was from lower cost, pre-acquisition heap leach ounces.  Production for Q1 and Q2 was primarily from ounces stacked and leached subsequent to acquisition.  As a result, AISC/oz is higher for the first two quarters of 2019 compared to Q3 2019.

Operating results for the three months ended September 30, 2019

Operating data	Unit	Mesquite	Aurizona
Ore mined	Kt	6,925	574
Waste mined	Kt	7,708	4,843
Ratio of waste to ore		1.11	8.44
Average gold grade stacked/processed	g/t	0.29	1.30
Gold produced	oz	33,306	29,350
Gold sold	oz	31,313	31,066

Unit analysis
Realized gold price	$/oz	1,475	1,471
Cash cost per ounce sold	$/oz	819	781
AISC per ounce sold	$/oz	855	1,053

Selected consolidated financial results for the three and nine months ended September 30, 2019 and 2018

$ amounts in millions, except per share amounts	Three months ended September 30,		Nine months ended September 30,
	2019	2018	2019	2018
Revenue(1)	$91.9	$-	$162.7	$-
Operating expenses(1)	(49.9)	-	(98.1)	-
Depreciation and depletion(1)	(11.2)	-	(19.2)	-
Earnings from mine operations(1)	30.8	-	45.4	-
Exploration	(0.9)	(2.6)	(7.0)	(8.3)
General and administration	(3.3)	(3.0)	(10.1)	(9.7)
Income (loss) from operations	26.5	(5.6)	28.2	(18.0)
Other income (expense)	(14.9)	(2.2)	(35.7)	6.2
Net income (loss) before taxes	11.6	(7.8)	(7.5)	(11.8)
Tax expense	(3.5)	(0.3)	(4.3)	(1.7)
Net income (loss) from continuing operations	8.1	(8.1)	(11.8)	(13.5)
Loss from discontinued operation	-	(0.9)	-	(27.5)
Net income (loss) and comprehensive income (loss)	8.1	(9.0)	(11.8)	(41.0)
Net income (loss) per share from continuing
operations attributable to Equinox Gold
shareholders, basic and diluted	$0.07	$(0.09)	$(0.09)	$(0.15)

[1] Mesquite was acquired on October 30, 2018 and Aurizona commenced commercial production on July 1, 2019, hence there are no prior period comparatives for certain balances.

Additional information regarding the Company's financial results, activities underway at Mesquite, Aurizona and Castle Mountain and the Company's long-term business strategy will be available in the Company's Q3 Financial Statements and accompanying Q3 MD&A, which will be available for download later today on the Company's website at www.equinoxgold.com, on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Conference call and webcast

Equinox Gold will host a live conference call and webcast on October 31, 2019 commencing at 8am PT (11am ET), providing the opportunity for participants to ask questions of Equinox Gold's executive team.

Conference call	Toll-free in U.S. and Canada: 1-800-319-4610
International callers: +1 604-638-5340

Webcast	www.equinoxgold.com

The webcast will be archived on Equinox Gold's website until January 31, 2020.

New lead director

On the recommendation of the Compensation, Nomination and Governance Committee, the Company's Board of Directors has created the position of Lead Independent Director and unanimously appointed with immediate effect Mr. Lenard Boggio to fulfill the role. Mr. Boggio has been an independent director on Equinox Gold's Board of Directors since December 2017, and is Chair of the Company's Audit Committee and a member of the Company's Compensation, Nomination and Governance Committee.

On Behalf of the Board of Equinox Gold Corp.

"Christian Milau"
CEO & Director

About Equinox Gold

Equinox Gold is a Canadian mining company with a multi-million-ounce gold reserve base and growth potential from three wholly-owned gold mines. The Company is producing gold from its Mesquite Gold Mine in California and its Aurizona Gold Mine in Brazil, and is constructing its Castle Mountain Gold Mine in California with the target of achieving production in 2020. Further information about Equinox Gold's portfolio of assets and long-term growth strategy is available at www.equinoxgold.com or by email at ir@equinoxgold.com.

Cautionary Notes

Neither the TSX Venture Exchange nor its Regulation Services Provider (as such term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Non-IFRS measures

This news release refers to cash costs, cash costs per ounce sold, all-in sustaining costs ("AISC"), AISC per ounce sold, adjusted EBITDA and sustaining and non-sustaining capital expenditures that are measures with no standardized meaning under International Financial Reporting Standards ("IFRS"), i.e. they are non-IFRS measures, and may not be comparable to similar measures presented by other companies. Their measurement and presentation is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

AISC per ounce sold

AISC per gold oz sold is a non-IFRS measure based on guidance announced by the World Gold Council ("WGC") in September 2013 and updated in November 2018. The WGC is a non-profit association of the world's leading gold mining companies established in 1987 to promote the use of gold to industry, consumers and investors. The WGC is not a regulatory body and does not have the authority to develop accounting standards or disclosure requirements. The WGC has worked with its member companies to develop a measure that expands on IFRS measures such as operating expenses and non-IFRS measures to provide visibility into the economics of a gold mining Company. Current IFRS measures used in the gold industry, such as operating expenses, do not capture all of the expenditures incurred to discover, develop and sustain gold production. The Company believes the AISC measure provides further transparency into costs associated with producing gold and will assist analysts, investors and other stakeholders of the Company in assessing its operating performance, its ability to generate free cash flow from current operations and its overall value. Combined AISC does not include corporate G&A.

Technical information

James (Jim) Currie, P.Eng., Equinox Gold's Chief Operating Officer, and Scott Heffernan, MSc, P.Geo. Equinox Gold's EVP Exploration, are the Qualified Persons under NI 43-101 for Equinox Gold and have reviewed, approved and verified the technical content of this document.

Forward-looking statements

This news release includes certain statements that constitute "forward-looking statements", and "forward-looking information" within the meaning of applicable securities laws collectively "forward-looking statements. These statements appear in a number of places in this news release and include statements regarding the Company's intent, or the beliefs or current expectations of the Company's officers and directors. Such forward-looking statements involve known and unknown risks and uncertainties that may cause the Company's actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.  When used in this news release, words such as "believe", "anticipate", "estimate", "project", "intend", "expect", "may", "will", "plan", "objective", "anticipated", "advancing", "start", "underway", "commence", "outlook", "budget", "schedule", "potential" and similar expressions are intended to identify these forward-looking statements as well as phrases or statements that certain actions, events or results "may", "could", "would", "should", "occur" or "be achieved" or the negative connotation of such terms. As well, forward-looking statements may relate to the Company's future outlook and anticipated events, such as the Company's ability to successfully operate Mesquite and Aurizona and achieve the annual production and costs estimated for Mesquite and Aurizona, exploration results at Mesquite and Aurizona and the Company's ability to expand the resource base and extend the mine life at Mesquite and Aurizona, the Company's ability to advance Castle Mountain to Phase 1 operations and achieve production, to complete a feasibility for Phase 2 operations, and to ultimately advance Castle Mountain to Phase 2 operations; and the Company's belief that Castle Mountain Phase 1 construction is fully funded based on the Company's current financial situation and current gold prices, the Company's ability to achieve the results anticipated in the Castle Mountain prefeasibility study, conditions and risks associated with the corporate revolving credit facility, conditions and risks associated with the convertible notes, and statements regarding the Company's assets, future financial position, business strategy, budgets, litigation, projected costs, financial results, exploration results, taxes, plans and objectives as well as those risk factors identified in the Company's Annual Information Form as at December 31, 2018 which is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. The Company has based these forward-looking statements largely on the Company's current expectations and projections about future events and financial trends affecting the financial condition of the Company's business.  These forward-looking statements were derived using numerous assumptions regarding expected growth, results of operations, performance and business prospects and opportunities that could cause the Company's actual results to differ materially from those in the forward-looking statements. While the Company considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on these forward-looking statements. Forward-looking statements should not be read as a guarantee of future performance or results. Forward-looking statements are based on information available at the time those statements are made and/or management's good faith belief as of that time with respect to future events and are subject to risks and uncertainties that could cause actual performance or results to differ materially from those expressed in or suggested by the forward-looking statements. Forward-looking statements speak only as of the date those statements are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement contained or incorporated by reference herein to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements contained in this news release are expressly qualified in their entirety by this cautionary statement.

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SOURCE Equinox Gold Corp.

View original content: http://www.newswire.ca/en/releases/archive/October2019/30/c0788.html

%CIK: 0001756607

For further information: Equinox Gold Contacts: Christian Milau, CEO, Rhylin Bailie, Vice President Investor Relations, Tel: +1 604-558-0560, Email: ir@equinoxgold.com

CO: Equinox Gold Corp.

CNW 22:24e 30-OCT-19